June 21, 2007

Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7410

Dear Ms. Davis:

Re:	Canadian Natural Resources Limited

Form 40-F for the Fiscal Year Ended December 31, 2006

Filed March 30, 2007

File No. 333-12138

This letter is in response to your letter dated June 5, 2007. We will address each of the comments raised in your letter in the order made.

Canadian Natural Resources Limited acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Note 1 - Accounting Policies

(D) Property, Plant and Equipment

1. We have considered your comments regarding the disclosure of our accounting policy pertaining to dispositions of oil and gas properties. We respectfully request hat the SEC not require us to revise our 2006 disclosures by amending our Form 40-F for the fiscal year ended December 31, 2006. We undertake to revise our accounting policy disclosure of this item on a go-forward basis in our 2007 Form 40-F to more directly address the 20% significance test found in AcG-16 and propose the following wording:

Proceeds on disposal of properties are ordinarily deducted from such costs without recognition of a gain or loss except where such dispositions result in a change in the depletion rate of the appropriate cost centre of 20% or more.

2. We have considered your comments regarding the disclosure of our accounting policies pertaining to operations of the Horizon Project. Please note that as at December 31, 2006, the Horizon Project was still in the construction phase and will remain in the construction phase throughout 2007. The Horizon Project is not targeted to commence operations until the second half of 2008. For these reasons, we believe that it was appropriate to limit our disclosures of accounting policies related to the Horizon Project in out December 31, 2006 financial statements to those policies dealing with the construction phase only. Due to the period of lime until the commencement of operations at the Horizon Project, we are still in the process of finalizing accounting policies to be adopted. We note that the accounting policies referred to in your comment are the same accounting policies that we have identified as priorities. It is our intention to finalize these operational accounting policies in the accounting policy disclosures and to disseminate these policies to users of the financial statements prior to the commencement of Horizon Project operations. As far as practicable, these disclosures will be included in our accounting policies footnote to our financial statements for the year ended December 31, 2007.

With respect to your specific comments:

•

We acquired the mineral lease on which the Horizon Project is being developed from an unrelated third party in 1999. At the time of the acquisition, as a result of previous test wells that had been drilled on the lease, we concluded that bitumen reserves existed on the mineral lease. Therefore, subsequent expenditures undertaken by the company were development costs and were capitalized for both Canadian GAAP and US GAAP purposes. If we had exploration expenditures with respect to mining activities, our policy would be to expense exploration expenditures for US GAAP but to capitalize exploration expenditures for Canadian GAAP,

•	We are currently in the process of determining the appropriate amortization policies to use for our capitalized costs once the Horizon Project is operational.
•

The Horizon Project is currently in the development stage and as such, all stripping costs are being capitalized as part of the construction costs of the Horizon Project in accordance with US GAAP, as detailed in EITF 04-6, and Canadian GAAP, as provided in EIC 160. We are currently developing our accounting policy with respect to stripping costs once production for the Horizon Project commences. We are aware of the potential US-Canadian GAAP difference, in that EITF 04-6 requires all post production stripping costs to be expensed while EIC 160 allows for capitalization of stripping costs if the stripping activity can be shown to be a betterment of the mineral property.

•

We are currently developing our accounting policy to determine the timing of commencement of the production stage. In developing that policy, we are considering the definition of the production phase of a mine contained in EITF 04-6 and the impact of proposed new Canadian standards.

•

The phases of the Horizon Project that have obtained regulatory approval do not include any production that would be extracted using in-situ production methods. All production would be sourced from mining operations. The reserves from the Horizon Project are currently reported separately from reserves produced using conventional oil and gas production techniques and it is our intention to also disclose the production from the Horizon Project separately once production commences. If future in-situ phases are approved and are developed on lands in close proximity to the Horizon Project, production from these reserves will be included in our conventional oil and gas production activities.

•

As noted above, the Horizon Project does not currently include any bitumen that will be extracted using conventional oil and gas production techniques. As such, the bitumen extracted using mining methods will follow the Horizon Project accounting policies and bitumen extracted using conventional oil and gas production techniques in our other operations will follow (he currently disclosed full cost accounting policies.

Engineering Comments

Oil Sands Mining Disclosure, page 42

Horizon Oil Sands Project Mining Reserves, page 47

3. We have enclosed the Reserves Evaluation Report, effective December 31, 2006, for the Horizon Oil Sands Mining Project. The evaluation was conducted by GLJ Petroleum Consultants Ltd. at the request of the Reserves Committee of the Board of Directors of the Corporation. If you would like to discuss the Report or have any technical questions regarding our Horizon Oil Sands reserves please contact Lyle Stevens, Senior Vice President Exploitation at our address or by telephone at (403) 517-6771.

Yours truly,

Douglas A. Proll

Chief Financial Officer and

Senior Vice-President, Finance

cc: PricewaterhouseCoopers LLP, Calgary, AB

encl.

Principal Officers: Harry Jung, P. Eng. President, C.E.O. Dana B. Lausteen, P.Eng. Executive V.P., C.O.O. Keith M. Braaten, P.Eng. Executive V.P. Officers / Vice Presidents:
February 5, 2007 Project 1078035

Terry L. Aarsby, P.Eng.
Jodi L. Anhom, P.Eng.
Neil I. Dell, P.Eng.
David G. Harris, P, Geol.
Myron J. Hladyschvsky, P.Eng.
Bryan M. Joe, P.Eng.
John H. Stilling, P.Eng.
Douglas r. Sutton, P.Eng.
James H. Willmon, P.Eng.

Mr. David Tuer

Chairman of the Reserves Committee

Canadian Natural Resources Limited

2500 855 - 2nd Street S.W.

Calgary, Alberta T2P 4J8

Dear Sir:

Re:	Horizon Oil Sands Project

Surface Mineable Reserves Booking

Effective December 31,2006

Pursuant to your request, GLJ Petroleum Consultants (GLJ), independent petroleum consultants, has prepared estimates of gross and net reserves associated with Canadian Natural Resources Limited’s (CNRL) Surface Mineable Oil Sands Project in the Fort McMurray area. The project includes surface oil sands mining, bitumen extraction and hitumen upgrading to produce a synthetic light crude oil (SCO) marketable product, as described in the Alberta Energy and Utilities Board (EUB) Decision 2004-05, dated January 2004. The project is currently in the development stage with commercial production scheduled to commence during the second half of 2008.

This report has been prepared for CNRL for the purpose of annual disclosure requirements. This evaluation has been prepared pursuant to the requirements of FASB 89 and US Guide Item 7 of the SEC Industry Guides under the Securities Act of 1933, and in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook. A certificate of qualification is attached.

Summary

The following table sets out the synthetic oil reserves (millions of barrels):

	Gross Lease	Company Gross	Company Net
Proved	1866	1780	1596
Probable	1096	1052	946
Proved Plus Probable	2962	2832	2542

The reserves estimates are presented to the nearest million barrels so as to not misrepresent the accuracy of the estimate. The quality of the synthetic crude oil (SCO) produced on site is expected to vary with the development recognized in the proved plus probable reserves scenario. Phase 1 is expected to produce a 37 degree API, 40 cetane crude oil. Phases 2 & 3 are expected to produce a 33 degree API, 40 cetane crude oil.

The reserves for this mining operation are presented on a SCO basis, which will be the marketable product. The net after royalty reserves presented herein reflect constant prices as at December 31, 2006 with zero cost escalation. SCO yields on bitumen, net of internal consumption, between 82 and 84 percent were used in this evaluation. Royalties are bused on the Crown agreement, which has bitumen based royalty terms. The bitumen valuation methodology has not been finalized and may be significantly different than forecast herein. It is assumed that the five percent net carried interest (NCI) on Lease 18 will payout at approximately the same time that the crown royalty reverts from one percent of gross bitumen revenues to 25 percent of net profits.

The SCO royalty percent from a volume perspective reflects SCO prices; if reserves are presented on a bitumen basis the royalty percent would increase because of the difference in product prices. The following table sets out the bitumen volumes used in this analysis (millions of barrels):

	Gross Lease	Company Gross	Company Net
Proved	2275	2171	1853
Probable	1255	1204	1020
Proved Plus Probable	3530	3375	2872

The bitumen to be produced from the extraction process and delivered to the upgradcr is a dirty bitumen product that is not fungible.

Economic forecasts were prepared to address the sensitivity of operating costs, royalties and revenues to commodity prices. The pit designs were not re-evaluatcd to reflect the pricing assumptions; the reserves estimates reflect the Company’s current pit outlines, which satisfy current regulatory operating criteria. The economic forecasts are not presented herein in recognition of US SEC Industry Guide 7 disclosure requirements regarding value estimates.

The accuracy of any reserves and production forecast is a function of the quality and quantity of available data and of interpretation and judgment. It should be understood that the reserves estimates will be impacted by both additional drilling data and operating experience, as well as technology developments, regulatory changes and economic considerations.

The gross lease recoverable bitumen estimates (million barrels), and their distribution between the two mining areas (pits) recognized in the regulatory approval, are as follows;

	Proved	Probable	Proved Plus Probable
South Pit	1355	130	1485
North Pit	920	1125	2045
Total	2275	1255	3530

The attached maps shows pit outlines and available well control used in the assessment.

In preparing this evaluation, GLJ has considered reports prepared by or for CNRL and various technical studies where reliable and accurate information was available from other sources. Furthermore, GLJ has relied on the professional qualifications of CNRL staff and other consultants for certain information, consistent with the Association of Professional Engineers Geologists and Geophysictsts of Alberta’s (APEGGA) Code of Ethics, given the wide variety of disciplines involved in the mining, extraction and upgrading processes associated with the project. In all cases where work by others was used in this reserves assessment, GLJ determined that the information could be trusted, and was sufficiently unbiased, for the use to which it was applied, consistent with APEGGA’s guideline for relying on the work of others.

Reserve Definitions and Classification

In preparing the above reserves estimates. GLJ considered industry reserves booking practices, available data relating to CNRL’s mine, issues affecting the reserves estimate, as well as reserves definitions summarized below:

FASB Statement No. 89 defines

•

proved mineral reserves as “...estimated quantities of commercially recoverable reserves that, on the basis of geological, geophysical and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable in the future from known mineral deposits ...”, and

•	probable mineral reserves as “...estimated quantities of commercially recoverable reserves that are less well defined than proved”.

SEC Industry Guide 7 defines

•

proven (measured) reserves as those “... for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.”, and

•

probable (indicated) reserves as those “ ...for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation”

NI5I-101 states “...Reported reserves should target the following levels of certainty under a specific set of economic conditions”

•	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
•	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves

Development of a mineable oil sands project is a significant undertaking, and the associated reserves booking is material to most organizations.

GLJ presents reserves estimates that correspond to recoverable volumes under a specified mine plan. The key points considered in the assignment and classification of reserves relate to:

1.	Legality (lease ownership, lease tenure, and regulatory approval issues)
2..	Operator commitment
3.	Economic viability
4.	Product marketability

5.	Geologic confidence (drill density relative to pit size and ore body characteristics, and data quality)
6.	Technology selection (use of known or piloted processes)
7.	Mine plan risks (environmental, geotechnical, and hydrological issues)
8.	Facility design criteria and time to recover volumes
9.	Extraction recovery and upgrading yield uncertainty

At the time this evaluation was being prepared, and subsequent to the regulatory approval process, CNRL had completed the Design Basis Memorandum and the Engineering Design Specifications (EDS) study documentation. Consideration of the points listed above included a review of reports associated with the regulatory approval process and supplemental documentation provided by CNRL, and interviews with CNRL management. GLJ has received written representation letter from CNRL, as required by an APEGGA practice standard and COGE Handbook recommended practice that all data relevant to the evaluation at the effective date was provided.

Reserves Assignment Methodology

In calculating surface mineable oil sands reserves and resources estimates, consideration is given to bitumen feed volumes, extraction recovery and upgrading yields as discussed below.

The bitumen feed estimates reflect recoveries under the current EUB approvals and operating criteria (ID 2001-7), current geologic models and pit designs, as well as an additional degree of conservatism relating to both basal water sand depressurization cost issues in parts of the mine and project life.

The bitumen feed estimates associated with CNRL’s September 15, 2006 model have been subdivided into categories of proved (measured), probable (indicated) or possible (indicated). The possible volumes have a relatively low degree of geological assurance, while the proved volumes have a high degree of geologic assurance. GLJ has adopted an “assurance of existence” approach, which appears to be common in the coal industry, to classify the feed within the current pit shell by reserve category, whereby:

•

feed located further than 350 metres from a drill hole with good quality data is generally classified as possible (not classified as either proved or probable). This excludes only about three percent of the North Pit feed from the proved plus probable reserves (measured and indicated) estimate.

•

feed within a 175 metre radius of a drill hole with good quality data is generally classified as proved (measured). Approximately 94 percent of the South Pit bitumen feed, and 53 percent of the proved plus probable North Pit bitumen feed is classified as proved (measured).

The potential concern with the “assurance of existence” approach is that a mine plan cannot be commercially developed to recover the isolated feed volumes classified as proved (measured). Nevertheless, GLJ has a high degree of confidence that the volume of feed that has been classified as proved will be recovered under current pricing and technology

The bitumen in the feed is a function of the volume or weight of ore delivered to the extraction facilities and the average ore grade. It is noted that although the processing of interburden and other ore blending issues can have a significant effect on operational results, they do not have a material impact on the reserves estimates. This evaluation ignores any reserves associated with the interburden which may be included in the extraction feed, which excludes approximately two percent of the bitumen feed currently included in CNRL’s mine plan associated with oil sand between 6.5 and 7.0 wt.% bitumen that is less than 5m thick and surrounded by mineable ore.

The reserves estimates reflect that there is a potential risk of the mine plan being altered to address costs associated with depressurizing parts of the pit. A basal aquifer lies directly beneath the oil sand in parts of the pit that needs to be dewatered prior to raining near or above it. The basal aquifer water is unacceptable for release into the environment without treating. After ten years of operation, mining is scheduled to have advanced east towards a significant low in the Devonian surface near the Athabasca River, which is associated with thicker basal water sands and will result in a significant (12 fold) increase in water production rates. It is estimated that only about two percent of the South Fit und six percent of the North Pit bitumen feed volumes are located at depths where dewatering may be an issue; the reserves estimates exclude 100 and 50 percent of this volume in the proved and proved plus probable category, respectively.

Extraction recovery assumptions were applied to estimates of extraction feed. A 90 and 92 percent extraction recovery factor was utilized in the proved and proved plus probable reserves estimate, respectively. Consideration has been given to available lease specific ore process ability data. The proved estimate reflects the minimum required under the current EUB operating criteria. Additional flotation associated with Phase 2 is anticipated to improve recoveries over Phase 1.

In preparing recoverable bitumen estimates, consideration was also given to production scheduling to ensure that the volumes can be recovered within the next 50 years. In the proved case, the reserves are constrained by this time constraint assuming production does not exceed an average rate of 130 thousand BBL/D (96 percent of Phase 1 design capacity); this rate recognizes operational uncertainty in a significant, integrated operation and useful facility life issues. In the proved plus probable case, the reserves arc expected to be recovered by year-end 2044, after 30 years of operations at the Phase 3 design rate of 270 thousand BBL/D.

The proved SCO reserves assigned herein reflect a net SCO yield of 0.82, which accounts for internal diesel consumption. The proved plus probable reserves case reflects an improvement in net SCO yield to 0.84 by mid-2010 in consideration of the Vacuum Tower and Gas Recovery Unit additions associated with Phase 2.

We trust this letter satisfies your current requirements. If you have any questions or we can be of further assistance, please contact the undersigned at (403) 266-9522.

Yours very truly, GLJ PETROLEUM CONSULTANTS LTD. ORIGINALLY SIGNED BY James H. Willmon, P. Eng. Vice-President

JIIW/memd

Cc: Phil Keele

CERTIFICATION OF QUALIFICATION

I, James H. Willmon, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.	That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare an analysis of the Horizon Oil Sands Project. The effective date of this evaluation is December 31, 2006.
2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Canadian Natural Resources Limited or its affiliated companies.
3.

That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1978; that I am a Registered Professional Engineer in the Province of Alberta; and, that 1 have in excess of twenty-seven years experience in engineering studies relating to Western Canadian oil and gas fields. 1 have been involved in evaluations of surface mineable oil sands reserves since 1986.

4.

That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the tiles of Canadian Natural Resources Limited, and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY
James H. Willmon, P. Eng.